NEWS RELEASE

FOUNDATION GROWTH INVESTMENTS ANNOUNCES INTENT TO SOLICIT
CONSENTS TO REMOVE BOARD OF DIRECTORS

CHICAGO, Illinois, June 16, 2003 - In connection with its all cash tender offer for the stock of eXegenics Inc. (NasdaqSC:EXEG), Foundation Growth Investments announced today its intent to solicit consents from the stockholders of eXegenics in order to remove all directors from the eXegenics board and to appoint a new slate of directors who are committed to repealing all amendments to the eXegenics bylaws since the last version identified in eXegenics' federal securities filings, redeeming all rights under and terminating the eXegenics poison pill adopted last week by the eXegenics board, and approving the merger with Foundation Growth Investments' wholly-owned subsidiary, EI Acquisition Inc., following the successful completion of the tender offer.

NOTICE FOR EXEGENICS STOCKHOLDERS

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which have been filed with the Securities and Exchange Commission on May 29, 2003, as amended, and distributed to eXegenics stockholders. eXegenics stockholders are urged to read the tender offer documents because they contain important information. Investors are able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Morrow & Co., Inc., the Information Agent for the transaction, at (800) 607-0088.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF EXEGENICS INC.